Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”). Unless the context requires otherwise, the terms “Polyrizon,” “we,” “us,” “our,” “the Company,” and similar designations refer to Polyrizon Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Polyrizon. References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, no par value per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods. All information in this this Form 6-K relating to shares or price per share reflects the 1-for-250 reverse share split effected by us on May 23, 2025 which began trading on a post-split basis on the Nasdaq Capital Market on May 27, 2025.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the 2024 Annual Report.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and is based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results

Overview

We are a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Our proprietary Capture and Contain™, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. We are further developing certain aspects of our proprietary C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We refer to our separate platform technology that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T.

Our Product Candidates

Our nasal hydrogels have been designed to serve as a non-invasive and fast-acting system. The hydrogels are formulated as an innovative mixture of mucoadhesive polymers (e.g., sodium alginate) which are Generally Recognized as Safe, or GRAS, by the Federal Drug Administration, or the FDA. Our mucoadhesive polymers derived from seaweed polysaccharides possess promising features as they are renewable, biodegradable, biocompatible, and environment friendly. The formulated hydrogel is sprayed into the nose to create a physical barrier with long-lasting adhesion to the mucosal membranes. Our polymers have an atomic mass much higher than the upper cell penetration limit, the polymers will simply lay on top of the cells and act as a physical barrier to viruses and allergens from contacting the nasal epithelial tissue, as opposed to penetrating the cells and causing a chemical reaction. Therefore, the C&C product candidates are not expected to be considered as drugs by the FDA but as medical devices.

Our leading technologies are C&C and T&T. The C&C provides a barrier against a wide range of allergen particulates and viruses.

PL-14 – Nasal Allergies Blocker

○	We expect our PL-14 product candidate to be regulated as a Class II medical device by the FDA under its 510(k) pathway.

○	Our PL-14 product candidate is scheduled to initiate preclinical safety trials in the fourth quarter of 2025. In addition, we have structured our clinical strategy for the PL-14 product candidate, our proprietary intranasal allergy blocker designed to treat seasonal allergic rhinitis, which includes a clinical study to evaluate the efficacy and safety of PL-14 under natural allergen exposure conditions during peak allergy seasons, a human factors study to assess usability and patient acceptance, a dedicated study evaluating nasal residence time and preparation for a pre-submission meeting with the FDA. We expect the clinical trials on our PL-14 product candidate to commence between the second quarter of 2026 and third quarter of 2026, following which we plan to submit a 510(k) application for FDA clearance.

○	For our PL-14 product candidate, we will pursue the 510(k) pathway which requires a manufacturer to demonstrate substantial equivalence to an FDA-cleared device (i.e., predicate device) to a subject device (i.e., our product candidate). This process for clearing our device with the FDA entails performing a medical device analysis of the product candidates (e.g., PL-14 product candidate) description, operational principle, potential accessories and proposed intended use, for the purpose of identifying a predicate device that has already been cleared by the FDA. Through this review, we found three possible predicate devices for establishing substantial equivalence, Alzair, Nasalease and Bentrio. There is no guarantee that PL-14 product candidate will advance in the FDA 510(k) process at the same rate as the aforementioned predicate devices or will reach commercialization.

○	The estimated timeline for obtaining 510(k) clearance for our PL-14 product candidate is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies may be performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. In the case of our predicate devices for our PL-14 product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively.

PL-15 – COVID-19 and PL-16 – Influenza Blockers

○	We expect our PL-15 and PL-16 product candidates, which provide a barrier against COVID-19 and influenza from contacting the nasal epithelial tissue, respectively, to be regulated as a Class II medical device under a De Novo Classification request. For the clinical studies planned for PL-15 and PL-16 which will include human subjects; the Investigational Device Exemptions regulation describes three types of device studies: significant risk, nonsignificant risk, and exempt studies. During the second half of 2025, the company intends to schedule a pre-submission meeting with the FDA to determine the IDE regulation type of device studies for PL-15 and PL-16. Our proposed 12-month interval from the scheduled FDA pre-sub meeting to the planned IDE clinical trial initiation should provide ample time to fulfill the necessary tasks for the IDE filing, such as 1) reporting previous studies to support the IDE, 2) preparing IDE required design and manufacturing control documentation, 3) conducting bench and biocompatibility tests to support safety of the device prior to starting the a human study, and 4) obtaining clinical protocol and ethics committee approvals as well as FDA IDE approval to start the clinical trial. Once IDE has been initiated, Polyrizon will comply with FDA Guidance “Changes or Modifications During the Conduct of a Clinical Investigation”, 2001.

o	Our PL-15 product candidate is scheduled to initiate preclinical safety trials in the fourth quarter of 2025, and we intend to initiate feasibility clinical trials in the third quarter of 2027 and pivotal clinical trials in the second quarter of 2028. Following these trials, we plan to submit De Novo Classification requests for each product candidate. Our PL-16 product candidate is scheduled to initiate preclinical safety trials in the fourth quarter of 2025, and we intend to initiate feasibility clinical trials in the first quarter of 2027 and pivotal clinical trials in the third quarter of 2027. Following these trials, we plan to submit De Novo Classification requests for each product candidate.

o	Upon a review similar to the one performed for our PL-14 product candidate, we found that there were no potential predicate devices in the FDA’s database matching the proposed intended uses of our PL-15 and PL-16 product candidates. Because of this, we will pursue a De Novo Classification request for each product candidate. This pathway involves demonstrating that the product candidates provide a reasonable assurance of safety and effectiveness. During the second half of 2025 we intend to submit a Q-submission (Pre-submission) for each product candidate and request a pre-submission meeting with FDA’s CDRH to confirm the potential for this regulatory path.

o	The estimated timeline for marketing authorization via De Novo Classification grant for our PL-15 and PL-16 product candidates is based on taking similar steps as the steps described above for obtaining 510(k) clearance for our PL-14 product candidate. We estimate a longer period of time for the entire grant process for each of these product candidates due to possibly extended clinical trials requested by the FDA and also due to a longer review timeframe.

In the event the FDA does not agree with our regulatory assessments regarding the C&C product candidates 510(k) for our PL-14 product candidate, and Class II De Novo pathway for our PL-15 and PL-16 product candidates), the FDA may require us to go through a lengthier, more rigorous examination than we had expected (such as PMA, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. If we are required to pursue a PMA, the introduction of our product candidates into the market could be delayed.

Trap and Target ™ Product Candidates

In contrast to our C&C product candidates, the hydrogel in the T&T product candidates is formulated differently in order to provide for sustained release of the API. The content of the hydrogel (quantity and quality) in the T&T product candidates is formulated differently than the content of C&C product candidates, and therefore enable different functions: physical barrier for the C&C product candidates and API sustained release for the T&T product candidates. It is through these differences that we rationalize the different regulatory treatment of our C&C and T&T product candidates.

The T&T platform technology is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a combination-product consisting of a nasal sprayer and formulation consisting of a hydrogel and a generic API, which we intend to pursue under the FDA’s 505(b)(2) pathway. In addition, we have initiated preclinical studies for intranasal administration of Naloxone and intranasal administration of benzodiazepines using our T&T platform. These studies are designed to evaluate drug loading capacity, release kinetics, nasal deposition and stability, with the aim of enhancing the bioavailability and optimizing the rapid reversal effect of Naloxone in opioid overdose and benzodiazepines effect in epileptic seizures. We initiated feasibility studies for our T&T platform product candidates, which will continue through the first quarter of 2027. Pre-clinical studies for selected indications will follow and are expected to begin in the fourth quarter of 2026. Phase I clinical trials for the leading T&T technology product candidate are planned for the second quarter of 2028. In addition, we plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the second quarter of 2026.

People

Our leadership team has a vast industry experience. Our management team has over 15 years (on average) of experience in life science companies. Our board of directors have vast experience in the life sciences industry as well as strong financial background. We believe that the holistic knowhow of our group will strongly contribute to a successful path from clinical development, regulatory approvals and commercialization of our product candidates. In addition, our management is supported by our Scientific Advisory Board which is an advisory panel of world-renowned academics and thought leaders with expertise in drug delivery systems, chemistry and pharmaceuticals.

Market Opportunities

We believe that our technologies have the potential to provide solutions to a broad range of unmet needs in the healthcare market. With our C&C technology, we aim to introduce solutions to address common medical and public health challenges, such as allergic rhinitis and nasal viral infections, including COVID-19. Looking towards the future, the COVID-19 pandemic highlighted the need for action at the global level to invest in technologies, tools and solutions that will help overcome the next world health crisis. We believe our technology can play an important role in aiding nations and global organizations to combat viral outbreaks. While people across the world have become accustomed to preventative measures such as vaccination, wearing masks, keeping social distance and maintaining proper hygiene, we believe that there is an obvious need for a broader arsenal of more technologically advanced tools to help protect people as they return to normal routine.

With our T&T technology, we aim to address challenges in the markets of: allergic and non-allergic rhinitis by local intranasal delivery of corticosteroids; for systemic delivery of central nervous system, or CNS, related drugs for the growing markets of combatting opioid overdose using intranasal naloxone, and benzodiazepines for seizure clusters.

We recently signed a non-binding letter of intent with Clearmind Medicine Inc., a biotech company specializing in psychedelic-derived therapeutics. Under this collaboration, we will leverage our proprietary T&T platform to develop an innovative intranasal formulation aimed at optimizing absorption and therapeutic efficacy of psychedelic-based treatments. The partnering company will finance the related research and development, including initial feasibility studies.

 Recent Developments

Reverse Split

On May 23, 2025, we effected a reverse share split of our ordinary shares at the ratio of 1-for-250, such that each two hundred and fifty (250) ordinary shares, no par value per share, were consolidated into one (1) ordinary share, no par value per share. The first date when our ordinary shares began trading on the Nasdaq Stock Market LLC after implementation of the reverse split was May 27, 2025.

Private Placement

On March 31, 2025, we entered into a definitive securities purchase agreement, or the Purchase Agreement, with certain institutional investors for the purchase and sale in a private placement of approximately $17.0 million, or the Private Placement, of ordinary units, or the Ordinary Units, and pre-funded units, the Pre-Funded Units, at purchase price of $120.00 per Ordinary Unit and $119.9975 per Pre-Funded Unit, respectively.

Each Ordinary Unit consisted of (i) one PIPE Share and (ii) one Series A Warrant. Each Pre-Funded Unit consists of (i) one Pre-Funded Warrant and (ii) one Series A Warrant. In the Private Placement, we issued 8,984 Ordinary Units and 132,683 Pre-Funded Units.

The initial exercise price of each Series A Warrant was $300.00 per share or pursuant to an alternative cashless exercise option pursuant to which the warrant holder would receive an aggregate number of shares equal to the aggregate number ordinary shares that would be issuable upon a cash exercise of the Series A Warrant multiplied by 3.0. The Series A Warrants had a term of 30 months and became exercisable following shareholder approval of a (i) consent to an increase in the number of authorized Ordinary Shares under the our Amended and Restated Articles of Association from 20,000,000 Ordinary Shares, with no par value, to 2,000,000,000 Ordinary Shares, with no par value and (b) consent to us effecting a reverse share split of our issued and outstanding Ordinary Shares (but not the authorized Ordinary Shares) in the range of a ratio of up to 1:250, in one or more increments within the eighteen month period following such shareholder approval. We obtained such shareholder approval at our annual general meeting of shareholders that was held on April 17, 2025. The number of ordinary shares issuable under the Series A Warrant was subject to certain adjustments and certain anti-dilution protection as described in more detail in the Series A Warrant.

On March 31, 2025, we also entered into an exchange agreement, or the Exchange Agreement with certain holders, or the Holders, of warrants to purchase Ordinary Shares previously issued by us in October 2024. Under the Exchange Agreement, the Holders agreed to exchange with us such existing warrants for 15,705 Exchange Warrants, which are substantially in the form of the Series A Warrants. The initial exercise price of each Exchange Warrant is $300.00 per share or pursuant to an alternative cashless exercise option. The Exchange Warrants are exercisable following shareholder approval and have a term of 30 months. The number of ordinary shares issuable under the Exchange Warrant is subject to adjustment as described in more detail in the Exchange Warrant.

Each Pre-Funded Warrant is exercisable for one Ordinary Share for $0.00001 until all of the Pre-Funded Warrants are exercised in full. The number of Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants is subject to adjustments for share splits, recapitalizations, and reorganizations.

In connection with the Private Placement, we also entered into a registration rights agreement with the institutional investors on March 31, 2025, or the Registration Rights Agreement, pursuant to which we are required to file a registration statement covering the resale of the PIPE Shares and the Ordinary Shares issuable upon the exercise of the Warrants within 30 calendar days of the closing of the Private Placement, or the PIPE Registration Statement. On April 30, 2025, we filed the PIPE Registration Statement, which was declared effective by the Securities and Exchange Commission on May 12, 2025.

On March 31, 2025, we also entered into a placement agent agreement, or the Placement Agent Agreement, with Aegis Capital Corp., or Aegis or the Placement Agent, pursuant to which we engaged Aegis to act as our sole Placement Agent in connection with the offering. Pursuant to the terms of the Placement Agent Agreement, the placement agent agreed to use its best efforts to arrange for the sale of the PIPE Shares and Series A Warrants, Exchange Warrants and Pre-Funded Warrants in the Private Placement. As compensation to the Placement Agent, we agreed paid the Placement Agent placement a commission equal to 10.0% of the aggregate gross proceeds from the Private Placement. In addition, we reimbursed the Placement Agent for certain out-of-pocket expenses, including for reasonable legal fees and disbursements for its counsel.

The aggregate gross proceeds to us from the Private Placement were approximately $17.0 million, before deducting fees to the Placement Agent and other expenses payable by us in connection with the offering. As of the date of this Form 6-K, the Pre-Funded Warrants have been exercised in full and the Series A Warrants and Exchange Warrants have been exercised in full on an alternative cashless basis.

Impact of the War in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, there is no assurance that this agreement will be upheld and military activity and hostilities may continue to exist at varying levels of intensity. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. As of the date of this Form 6-K, we currently have one full-time employee, four part-time contractors and one full-time contractor (our Chief Executive Officer), with four employees/contractors located in Israel and 2 employee/contractors located outside of Israel. Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our development. Our commercial operations, including Product Development, Regulatory Compliance, Market Research, Commercialization Strategy, Partnerships and Collaborations, Intellectual Property Management take place in the Tel Aviv, Israel area and remain unaffected by the current security situation in Israel. The intensity and duration of the security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors—Risks Related to Israeli Law and Our Operations in Israel–Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.” in the 2024 Annual Report for additional information.

Components of Our Results of Operations

Revenues

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of product candidates in the near future.

Research and Development Expenses

Research and development activities related to our product candidates are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	expenses incurred in operating our small-scale equipment; and

●	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our product candidates. We also incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income, Net

Our net financing income consists primarily of exchange rate differences and net changes in fair value of financial instruments.

Income Taxes

We have yet to generate taxable income in Israel. As of June 30, 2025, our operating tax loss carryforwards were approximately NIS 19.6 million ($5.8 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Our results of operations for the six months ended June 30, 2025 and 2024 were as follows:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2025	2024
Statement of Comprehensive Loss:
Research and development expenses	$776	137
General and administrative expenses	1,709	210
Operating loss	2,485	347
Financing expense (income), net	(2,308)	241
Net loss and comprehensive loss	177	588
Basic and diluted net loss per share	$0.12	59.90
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (*)	1,443,182	10,417

(*)	After giving effect to the reverse share split on May 27, 2025.

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2025	2024
Subcontractors and consultants	$426	$6
Payroll and related expenses	160	85
Patent amortization	188	18
Share based payment	2	28
Total research and development expenses	776	137

Our research and development expenses for the six months ended June 30, 2025 and 2024 were $776 thousand and $137 thousand, respectively. The increase of $639 thousand, or 466.4%, is mainly attributed to an increase in subcontractors and consultants expenses and to the amortization of the new patent in connection with the exclusive patent license agreement that we entered into with SciSparc Ltd. in August 2024.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the Six Months Ended June 30,
(U.S. dollars in thousands)	2025	2024
Payroll and related expenses	$59	$76
Professional services	739	117
Public relations	479	-
Share based payment	395	7
Office maintenance and others	37	10
	$1,709	210

Our general and administrative expenses for the six months ended June 30, 2025 and 2024 were $1,709 thousand and $210 thousand, respectively. The increase of $1,499 thousand, or 713.8%, is primarily attributable to higher fees of professional services providers as a result of our initial public offering and the Private Placement that we closed in April 2025, increase in public relations fee and increase in share based payment fees mainly related to the grant of restricted share units in the beginning of 2025. Our professional services comprise mainly from our fees to directors and officers insurance, directors fee, legal fees and other fees.

Financing Expenses (Income), net

Our finance income, net for the six months ended June 30, 2025 was $2,308 thousand compared to finance expense, net of $241 thousand for the six months ended June 30, 2024. The increase in finance income, net of $2,549 thousand, or 1,057.7%, is primarily attributable to the change in fair value revaluation of Company’s warrant liability, which was partly offset by finance expenses related to the private placement that we closed in April 2025.

Liquidity and Capital Resources.

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the six months ended June 30, 2025, we incurred a net loss of $177 thousand and used net cash of $1,821 thousand in our operating activities. As of June 30, 2025, we had a working capital of $15,668 thousands, and an accumulated deficit of approximately $5,243 thousand. As of June 30, 2025, our cash and cash equivalents totaled approximately $15,828 thousand. We believe that our cash and cash equivalents will enable us to fund our operations until the end of 2029.

Through June 30, 2025, we have financed our operations primarily through issuances of our equity securities in public and private offerings, including in our initial public offering in October 2024 and our Private Placement that closed in April 2025. Total invested capital as of June 30, 2025, was $21.85 million, which included Ordinary Shares, preferred shares, option to purchase Ordinary Shares and convertible note agreements.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

The following table summarizes our statement of cash flows for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2025	2024
Net cash used in operating activities	$(1,821)	(337)
Net cash used in investing activities	(2)	-
Net cash provided by financing activities	15,097	356
Increase (Decrease) in cash and cash equivalents	$13,274	(19)

Net cash used in operating activities

Net cash used in operating activities was $1,821 thousand and $337 thousand for the six months ended June 30, 2025 and 2024, respectively. The $1,484 thousand increase was attributable primarily to an increase in our net loss due to higher research and development fees mainly related to higher subcontractors and consultants fees and higher fees of professional services providers, as a result of expenses related to the private placement that we closed in April 2025.

Net cash used in investing activities

Net cash from investing activities was $2 thousand and nil for the six months ended June 30, 2025 and 2024, respectively. The increase was from purchase of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $15,097 thousand and $356 thousand for the six months ended June 30, 2025 and 2024, respectively. The increase was mainly due to the private placement that we closed in April 2025.

Private Placement

For additional information, see “Overview—Recent Developments—Private Placement” above.

Current Outlook

We have incurred losses and cash flow deficits from operations since the inception, resulting in an accumulated deficit as of June 30, 2025 of approximately $5.2 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs until the end of 2029. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures product candidates.

Until we generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources. This may raise substantial doubts about our ability to continue as a going concern.

We are a development-stage biotech company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested substantial amounts in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Ordinary Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

One Big Beautiful Bill Act

On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill Act, which changes existing U.S. tax laws, including extending or making permanent certain provisions of the Tax Cuts and Jobs Act, repealing certain clean energy initiatives, in addition to other changes. We are still in the process of evaluating the impact of this new legislation to provision for income taxes, deferred tax assets, deferred tax liabilities, and to income taxes payable in the period of enactment and will continue to assess the impact the new legislation will have on the consolidated financial statements.

Critical Accounting Policies and Estimates

We describe our significant accounting policies and estimates in Note 2 to our unaudited interim consolidated financial statements appearing elsewhere in this Form 6-K for additional information.

We prepare our financial statements in accordance with U.S. GAAP.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation and a derivative warrant lability using an option pricing model. The option-pricing model requires a number of assumptions, including the expected share price, share price volatility, free risk interest rate, dividends and expected option term. Expected volatility was calculated based on comparison companies. We estimate the primarily based on recent financing rounds. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Additionally, we classified convertible notes that may not be repaid in cash as liabilities measured fair value as we estimated that under the predominant scenario these notes will be settled by issuing a variable number of shares that in the aggregate provide a fixed monetary value. We estimated the fair value based on such fixed monetary value, as repressed by the par value of the notes and interest accrued thereon (as appliable) and the contractual discount rate to be used at conversion into shares.

Other than as described above, for the periods included in the financial statements, we do not believe there are critical accounting estimates that are subject to uncertainty or that have significantly changed during the relevant periods.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Risks Factors

Except as otherwise disclosed in our other filings made with the SEC on or prior to the date of this Form 6-K, there have been no material changes to the risk factors previously disclosed in the 2024 Annual Report.